PACIFIC BOOKER MINERALS INC.

2011 Stock Option Incentive Plan

1.

PURPOSE

The purpose of this Stock Option Incentive Plan is to provide an incentive to Eligible Persons to acquire a proprietary interest in the Company, to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company.

2.

DEFINITIONS

In this Plan, the following words have the following meanings:

(a)

“Board” means the Board of Directors of the Company;

(b)

“Common Shares” means the Common Shares of the Company;

(c)

“Company” means Pacific Booker Minerals Inc.;

(d)

“Consultant” has the meaning set out in the policies of the TSX Venture Exchange;

(e)

“Effective Date” means the day following the date upon which the Plan has been approved by the last to approve of the shareholders of the Company, the Board, the Exchange and any other regulatory authority having jurisdiction over the Company’s securities;

(f)

“Eligible Person” means any director, Executive officer, employee, consultant or management company employee and their permitted assigns (as those terms are defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106 as amended or replaced from time to time) of the Company or any affiliate of the Company;

(g)

“Exchange” means the TSX Venture Exchange and any other stock exchange or stock quotation system on which the Common Shares trade;

(h)

“Fair Market Value” means, as of any date, the value of the Common Shares, determined as follows:

(i)

if the Common Shares are listed on the TSX Venture Exchange, the Fair Market Value shall be the last closing sales price for such shares as quoted on such Exchange for the market trading day immediately prior to the date of grant of the Option, less any discount permitted by the TSX Venture Exchange;

(ii)

if the Common Shares are listed on an Exchange other than the TSX Venture Exchange, the fair market value shall be the closing sales price of such shares (or the closing bid, if no sales were reported) as quoted on such Exchange for the market trading day immediately prior to the time of determination less any discount permitted by such Exchange; and

(iii)

if the Common Shares are not listed on an Exchange, the Fair Market Value shall be determined in good faith by the Board;

(i)

“Investor Relations Activities” has the meaning set out in the policies of the TSX Venture Exchange;

(j)

“Option” means the option granted to an Optionee under this Plan and the Option Agreement;

(k)

“Option Agreement” means such option agreement or agreements as is approved from time to time by the Board and as is not inconsistent with the terms of this Plan;

(l)

“Option Date” means the date of grant of an Option to an Optionee;

(m)

“Option Price” is the price at which the Optionee is entitled pursuant to the Plan and the Option Agreement to acquire Option Shares;

(n)

“Option Shares” means, subject to the provisions of Article 8 of this Plan, the Common Shares which the Optionee is entitled to acquire pursuant to this Plan and the applicable Option Agreement;

(o)

“Optionee” means a person to whom an Option has been granted; and

(p)

“Plan” means this 2011 Stock Option Incentive Plan.

3.

ADMINISTRATION

The Plan shall be administered by the Board, and subject to the rules of the Exchange from time to time and except as provided for herein, the Board shall have full authority to:

(a)

determine and designate from time to time those Eligible Persons to whom Options are to be granted and the number of Option Shares to be optioned to each such Eligible Person;

(b)

determine the time or times when, and the manner in which, each Option shall be exercisable and the duration of the exercise period;

(c)

determine from time to time the Option Price, provided such determination is not inconsistent with this Plan; and

(d)

interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management.

4.

OPTIONEES

Optionees must be Eligible Persons who, by the nature of their jobs or their participation in the affairs of the Company, in the opinion of the Board, are in a position to contribute to the success of the Company.

5.

EFFECTIVENESS AND TERMINATION OF PLAN

The Plan shall be effective as of the Effective Date and shall terminate on the earlier of:

(a)

the date which is ten years from the Effective Date; and

(b)

such earlier date as the Board may determine.

Any Option outstanding under the Plan at the time of termination of the Plan shall remain in effect in accordance with the terms and conditions of the Plan and the Option Agreement.

6.

THE OPTION SHARES

The aggregate number of Option Shares reserved for issuance under the Plan and Common Shares reserved for issuance under any other share compensation arrangement granted or made available by the Company from time to time may not exceed in aggregate 2,406,057 shares.

7.

GRANTS, TERMS AND CONDITIONS OF OPTIONS

Options may be granted by the Board at any time and from time to time prior to the termination of the Plan.  Options granted pursuant to the Plan shall be contained in an Option Agreement and, except as hereinafter provided, shall be subject to the following terms and conditions:

(a)

Option Price

The Option Price shall be determined by the Board, provided that such price shall not be lower than the Fair Market Value of the Option Shares on the date of grant of the Option.

(b)

Duration and Exercise of Options

Except as otherwise provided elsewhere in this Plan, the Options shall be exercisable for a period, to be determined in each instance by the Board, not exceeding ten years from the Option Date.  The Options must be exercised in accordance with this Plan and the Option Agreement.

Except as contemplated in (c) below, no Option may be exercised by an Optionee who was an Eligible Person at the time of grant of such Option unless the Optionee shall have been an Eligible Person continuously since the Option Date.  Absence on leave, with the approval of the Company, shall not be considered an interruption of employment for the purpose of the Plan.

(c)

Termination

All rights to exercise Options shall terminate upon the earliest of:

(i)

the expiration date of the Option;

(ii)

the end of the period of time permitted for exercise of the Option (such period of time to not be in excess of six months), to be determined by the Board at the time of the grant of an Option, after the Optionee ceases to be an Eligible Person for any reason other than death, disability or cause;

(iii)

the 30th day after the Optionee who is engaged in Investor Relations Activities for the Company ceases to be employed to provide Investor Relations Activities;

(iv)

the date on which the Optionee ceases to be an Eligible Person by reason or termination of the Optionee as an employee or consultant of the Company for cause (which, in the case of a consultant, includes any breach of an agreement between the Company and the consultant);

(v)

the first anniversary of the date on which the Optionee ceases to be an Eligible Person by reason of termination of the Optionee as an employee or consultant on account of disability; or

(vi)

the first anniversary of the date of death of the Optionee.

(d)

Re-issuance of Options

Options which are cancelled or expire prior to exercise may be re-issued under the Plan without shareholder approval.

(e)

Transferability of Option

Options are non-transferable and non-assignable.

(f)

Other Terms and Conditions

The Option Agreement may contain such other provisions as the Board deems appropriate, provided such provisions are not inconsistent with the Plan and the requirements of the TSX Venture Exchange.

In addition, for as long as the Common Shares of the Company are listed on the TSX Venture Exchange, the Company shall comply with the following requirements:

(i)

Options to acquire more than 2% of the issued and outstanding Common Shares of the Company may not be granted to any one consultant in any 12 month period;

(ii)

Options to acquire more than an aggregate of 2% of the issued and outstanding Common Shares of the Company may not be granted to persons employed to provide Investor Relations Activities in any 12 month period;

(iii)

Options issued to Eligible Persons performing Investor Relations Activities must vest in stages over 12 months with no more than one-quarter of the Options vesting in any three month period;

(iv)

the approval of the disinterested shareholders of the Company shall be obtained:

A.

for Options granted to any one individual in any 12 month period to acquire more than 5% of the issued and outstanding Common Shares of the Company;

B.

for any amendment to or reduction in the exercise price of the Option if the Optionee is an insider of the Company at the time of the amendment; and

C.

for grants of Options if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders of the Company, within a 12-month period, of a number of Option Shares exceeding 10% of the Company’s issued Common Shares.

For the purposes of this subsection, the term “insider” has the meaning assigned in the securities legislation applicable to the Company; and

(v)

for Options granted to the employees, consultants or management company employees of the Company, the Company will represent that the Optionee is a bona fide employee, consultant or management company employee of the Company, as the case may be.

8.

ADJUSTMENT OF AND CHANGES IN THE OPTION SHARES

(a)

If the Option Shares are at any time to be listed or quoted on any stock exchange or stock quotation system other than the TSX Venture Exchange, to the extent that there are any Options which are outstanding and unexercised at the time of such application for listing, the Option Price, the aggregate number of Option Shares, the exercise period, and any other relevant terms of such Options, and the Option Agreements in relation thereto, shall be amended in accordance with the requirements of any applicable securities regulation or law or any applicable governmental or regulatory body (including the Exchange).  Subject to the requirements of the Exchange, any such amendment shall be effective upon receipt of Board approval of it, and the approval of any of the shareholders of the Company or any of the Optionees is not required to give effect to such amendment.

(b)

If the Option Shares, as presently constituted, are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another Company (whether by reason of merger, consolidation, amalgamation, recapitalization, reclassification, split, reverse split, combination of shares, or otherwise) or if the number of such Option Shares are increased through the payment of a stock dividend, then there shall be substituted for or added to each Option Share subject to or which may become subject to an Option under this Plan, the number and kind of shares or other securities into which each outstanding Option Share is so changed, or for which each such Option Share is exchanged, or to which each such Option Share is entitled, as the case may be.  Outstanding Options under the Option Agreements shall also be appropriately amended as to price and other terms as may be necessary to reflect the foregoing events.  In the event that there is any other change in the number or kind of the outstanding Option Shares or of any shares or other securities into which such Option Shares are changed, or for which they have been exchanged, then, if the Board shall, in its sole discretion, determine that such change equitably requires an adjustment in any Option theretofore granted or which may be granted under the Plan, such adjustment shall be made in accordance with such determination.

(c)

Fractional shares resulting from any adjustment in Options pursuant to this Section 8 will be cancelled.  Notice of any adjustment shall be given by the Company to each holder of an Option which has been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

9.

PAYMENT

Subject as hereinafter provided, the full purchase price for each of the Option Shares shall be paid by certified cheque in favour of the Company upon exercise thereof.  An Optionee shall have none of the rights of a shareholder in respect of the Option Shares until the shares are issued to such Optionee.

10.

SECURITIES LAW REQUIREMENTS

No Option shall be exercisable in whole or in part, nor shall the Company be obligated to issue any Option Shares pursuant to the exercise of any such Option, if such exercise and issuance would, in the opinion of counsel for the Company, constitute a breach of any applicable laws from time to time, or the rules from time to time of the Exchange.  Each Option shall be subject to the further requirement that if at any time the Board determines that the listing or qualification of the Option Shares under any securities legislation or other applicable law, or the consent or approval of any governmental or other regulatory body (including the Exchange), is necessary as a condition of, or in connection with, the issue of the Option Shares hereunder, such Option may not be exercised in whole or in part unless such listing, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.

11.

AMENDMENT OF THE PLAN

(a)

The Board may amend, suspend or terminate the Plan or any portion thereof at any time, but an amendment may not be made without shareholder approval if such approval is necessary to comply with any applicable regulatory requirement.

(b)

The Board shall have the power, in the event of:

(i)

any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company, with or into any other Company, or the merger, amalgamation or consolidation of any other Company with or into the Company; or

(ii)

any acquisition pursuant to a public tender offer of a majority of the then issued and outstanding Common Shares;

but subject to compliance with the rules of the Exchange, to amend any outstanding Options to permit the exercise of all such Options prior to the effectiveness of any such transaction, and to terminate such Options as of such effectiveness in the case of transactions referred to in subsection (i) above, and as of the effectiveness of such tender offer or such later date as the Board may determine in the case of any transaction described in subsection (ii) above.  If the Board exercises such power, all Options then outstanding and subject to such requirements shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to the effectiveness of such transaction, and such Options shall also be deemed to have terminated as provided above.

12.

Power to Terminate or Amend Plan

Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, that the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, shareholder approval, and, where required, disinterested shareholder approval, or by the written consent of the holders of a majority of the securities of the Company entitled to vote:

(a)

increase the aggregate number of Common Shares which may be issued under the Plan;

(b)

materially modify the requirements as to the eligibility for participation in the Plan which would have the potential of broadening or increasing Insider participation;

(c)

add any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants under the Plan;

(d)

add a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(e)

materially increase the benefits accruing to participants under the Plan.

However, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority without obtaining shareholder approval, including:

(a)

amendments of a housekeeping nature to the Plan;

(b)

a change to the vesting provisions of a security or the Plan; and

(c)

a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date.

13.

SHAREHOLDER APPROVAL

This Plan is subject to the approval of the shareholders of the Company yearly at each annual general meeting of the Company.